J.P. Morgan Strategic Volatility Index

OVERVIEW

The J.P. Morgan Strategic Volatility Index (the "Index" or "Strat Vol Index")
provides long exposure to VIX futures at the 2-month point, and aims to offset and potentially profit from the "negative roll yield"(1) often associated with a long VIX futures position by activating a short position in VIX futures at the
1-month point during certain market conditions. The Index is rules-based, with daily levels published to Bloomberg under the ticker JPUSSTVL.

Brief Background on Volatility Investing

[]   The VIX Index, published by the Chicago Board of Options Exchange ("CBOE"), is viewed as the benchmark index for measuring the market's expectation of the near-term (30 days) volatility of the SandP 500[R] Index.

[]   Volatility, as measured by the VIX Index, has historically increased during periods of decline in the equity markets. (See the chart below.) However, the VIX Index is not an investable index.

[]   Futures contracts on the VIX Index were introduced by the VIX CBOE in 2004 to provide investable access to volatility.

[]   The VIX futures curve is often in "contango"(2) which SandP can, all else being equal, result in negative returns for a strategy that is long VIX futures.

Historical performance comparison of the SandP 500[R] Index and the VIX
Index: September 2003 -- September 2013
[GRAPHIC OMITTED]
Source: J.P. Morgan. As of 9/30/2013. PAST PERFORMANCE IS NOT INDICATIVE OF
FUTURE RESULTS.  The VIX Index is not an investable Index.  The Strat Vol Index is not linked to the VIX Index. The information in this chart is provided solely for reference.

Illustration of a futures curve in contango
[GRAPHIC OMITTED]

Hypothetical  historical pe 0 rformance comparison: Strategic Volatility
Index and SandP 500[R]  Index - Sep 2006 to Sep 2013
[GRAPHIC OMITTED]
Source: J.P. Morgan. As of 9/30/2013. PAST PERFORMANCE AND BACK-TESTED
PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The Strat Vol Index was
launched on 7/30/2010; therefore any data shown for that index prior to that date is back-tested. The information in this chart is provided solely for reference.

Hypothetical historical returns and volatilities: Strategic Volatility Index and SandP 500[R]  Index - Sep 2006 to Sep 2013

                                                        Annualized Annualized
                                                         Return    Volatility
  Strategic Volatility Index                             25.59%     31.58%
  SandP 500[R] Index                                      3.52%     23.34%
  80/20 SandP 500[R] Index                               10.14%     16.37%
  Volatility Index

Source: J.P. Morgan. As of 9/30/2013. PAST PERFORMANCE AND BACK-TESTED
PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Annualized Return is based on compounded performance of returns over the specified period. Annualized
Volatility represents the standard deviation of daily returns scaled to one year. "80/20 SandP 500[R] Index / Strat Vol Index" means a portfolio that is allocated 80% to SandP 500[R] Index and 20% to Strat Vol Index that is rebalanced quarterly. The Strat Vol Index was launched on 7/30/2010, therefore any data used for that index prior to that date is back-tested. The information in this chart is provided solely for reference.

How the Index Works

[]   Maintains long exposure to the 2-month point on the VIX futures curve.

[]   An opportunistic short position at the 1-month point on the VIX futures curve is activated during certain market scenarios (as described below), which aims to offset and potentially profit from the negative roll yield associated withp-07 the VIX Sep-06 curve in those mark Se t conditions.
     Sep-08

[]   When activated, the short position is increased in 20% daily increments;
     when de-activated it is decreased in 20% daily decrements. The short position ranges from 0% to 100%.

[]   Activation/De-activation signal: If the level of the VIX Index is below the
     1-month point on the VIX futures curve (as would typically be the case when the curve is in contango) for 3 consecutive days, the short position is activated (in 20% increments) and if it is above the 1-month point on the
     VIX futures curve for 3 consecutive days, the short position is de-activated (in 20% decrements).

[]   The Index level incorporates a 0.75% per annum index fee, as well as additional deductions related to the notional rebalancing of the VIX futures contracts(3)

1. See the section labelled "Glossary" on the following page for the definition of "negative roll yield".

2. See the section labelled "Glossary" on the following page for the definition of "contango".

3. The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position. Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further details on the J.P. Morgan Strategic Volatility Index, including the daily rebalancing adjustment amount.

J.P. Morgan Structured Investments | 800 579 3529 |
JPM_Structured_Investments@jpmorgan.com October 1, 2013

Hypothetical historical illustration of the exposure to the short component of the Strategic Volatility Index: Sep 2006 to Sep 2013 600
[GRAPHIC OMITTED]
Source: J.P. Morgan. As of 9/30/2013. PAST PERFORMANCE AND BACK-TESTED
PERFORMANCE ARE NOT INDICATIVE OF FUTURE LEVELS. The Strategic Volatility Index
was launched on 7/30/2010; therefore any data used for that Index prior to that date is back-tested. The hypothetical, exposure to the short leg obtained from such back-testing should not be considered indicative of the actual exposure that would be realized during an investment in the Index.  The information in this chart is provided solely for reference.

Index fee and deductions for rebalancing adjustments

[]   The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

[]   The daily rebalancing adjustment amount is intended to approximate the
     "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts.

Glossary of Select Terms

"contango" is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is higher than that of a futures contract with an earlier expiration.

"backwardation" is the opposite of contango and is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is lower than the price of a futures contract with an earlier expiration.

"negative roll yield" / "positive roll yield": Because futures contracts have specific expiration dates, in order for an investor to maintain exposure, the investor needs to sell a futures contracts as it gets close to expiration and purchase another contract with a later expiration date. This process is known as
"rolling" the futures position. When a futures curve is in "contango" (see above), all else being equal, an investor in a long futures position pays a higher price to buy a later expiration futures contract than the price at which the investor sells the contract as it nears expiration, thus suffering negative returns ("negative roll yield"). Whereas when the futures curve is in
"backwardation" (see above), all else being equal, an investor in a long futures position pays a lower price to buy a later expiration futures contract than the price at which the investor sells the contract as it nears expiration thus generating positive returns ("positive roll yield").

What are the main risks in the Index?

[]   Any securities we may issue linked to the Index may result in a loss, and are exposed to the credit risk of J.P. Morgan Chase and Co.

[]   The Index has limited operating history.

[]   The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" (as described above).

[]   The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index.

[]   The Index may not be successful and may not outperform any alternative strategy.

[]   Strategies that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors.

[]   When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the long and short positions.

[]   Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough to offset loss or generate profit.

[]   The Index comprises only notional assets and liabilities.

[]   The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.

[]   Our affiliate, J.P. Morgan Securities Ltd. ("JPMSL"), is the Sponsor and
     Calculation Agent for the Index and may adjust the Index in a way that affects its level.

[]   The Index is subject to risks associated with futures contracts.

These risk factors are not exhaustive. Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further information on risk factors associated with the J.P. Morgan Strategic
Volatility Index.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free
800-576-3529.

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

J.P. Morgan Structured Investments | 800 579 3529 |
JPM_Structured_Investments@jpmorgan.com October 1, 2013